

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2021

Tin Lung David Leung
President and Chief Executive Officer
New Momentum Corp.
150 Cecil Street, #08-01
Singapore 069543

> **Re: New Momentum Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 27, 2021**
> **File No. 333-257302**

Dear Mr. Leung:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1 filed September 27, 2021

Prospectus Cover Page, page 3

1. We note your response to comment 1, as well as your amended disclosure regarding the "risks associated with having the majority of [y]our operations in Hong Kong . . . ." Please also disclose that you are based in Hong Kong, as you disclose on page 7.

Emerging risks for us being based in and having the majority of our operations in Hong Kong, China., page 7

2. We note your response to comment 2, as well as your amended disclosure that the PRC government "may exert more control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers, which could result in a material change in our operations and/or the value of our common stock." Please also specifically address the

risk that such exertion of control could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

3.   We note your amended disclosure that "Hong Kong's legislature adopts laws that are congruent with PRC government policies, laws and regulations" and that "legal developments in the PRC will significantly affect [y]our business . . . ." Please specifically also address the risk arising from the uncertainty arising from the possible enforcement of China's laws in Hong Kong, including the recent implementation of the National Security Law in Hong Kong.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian Fetterolf at 202-551-6613 or Dietrich King at 202-551-8071 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Thomas E. Puzzo, Counsel